FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X          Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc was notified on 6 March 2015 that the following had released announcements to The Stock Exchange of Hong Kong Limited on 5 March 2015 pursuant to s.324 of Part XV of the Securities and Futures Ordinance (Cap. 571).

BlackRock, Inc.

To view the announcement click here:

http://www.rns-pdf.londonstockexchange.com/rns/8042G_-2015-3-6.pdf

JPMorgan Chase & Co.

To view the announcement click here:

http://www.rns-pdf.londonstockexchange.com/rns/8042G_1-2015-3-6.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                             By:

                                                                                                                                                                             Name: Ben J S Mathews

                                                                                                                                                                              Title: Group Company Secretary

                                                                                                                                                                               Date: 06 March 2015